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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                             Flagstar Bancorp, Inc.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                Michigan                             38-3150651
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)



5151 Corporate Drive, Troy, Michigan                         48098-2639
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(Address of principal executive offices)                      (Zip Code)

  If this form relates to the              If this form relates to the
  registration of a class of securities    registration of a class of securities
  pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
  Exchange Act and is effective            Exchange Act and is effective
  pursuant to General Instruction          pursuant to General Instruction
  A.(c), please check the                  A.(d), please check the
  following box. [X]                       following box.  [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      To be so registered                  each class is to be registered
      -------------------                  ------------------------------

  Common Stock, $.01 Par Value             New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                  Common Stock, $.01 Par Value

         The following description of our capital stock is based upon our Restated Articles of Incorporation (our "Restated Articles"), our Bylaws (our "Bylaws") and applicable provisions of law. We have summarized certain portions of our Restated Articles and Bylaws below. The summary is not complete. The Restated Articles and Bylaws are exhibits to this Form 8-A. You should read the Restated Articles and Bylaws for the provisions that are important to you.

         Certain provisions of the Michigan Business Corporations Act (the "MBCA"), our Restated Articles and our Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareowner might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

AUTHORIZED SHARES

         As described elsewhere herein, our Restated Articles authorize us to issue 40,000,000 shares of common stock and 10,000,000 shares of preferred stock.

COMMON STOCK

         Voting Rights. Each share of our common stock has the same relative rights and is identical in all respects with every other share of our common stock. The holders of our common stock possess exclusive voting rights, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of our common stock except to the extent voting rights may be diminished as discussed in "--Restrictions on Acquisition" below.

         Dividends. We pay dividends on our capital stock if, as and when declared by the board of directors, subject to compliance with limitations imposed by law. The holders of our common stock are entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds legally available therefor. If we issue serial preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to the receipt of dividends.

         Liquidation. In the event we liquidate, dissolve or wind up, each holder of our common stock would be entitled to receive a pro rata portion of all assets, after we pay or provide for payment of all our debts and liabilities. If we have any serial preferred stock outstanding issued, those holders may have a priority over the holders of our common stock in the distribution of our assets when we liquidate or dissolve.

         Restrictions on Acquisition of the Common Stock. See "--Restrictions on Acquisition" and "--Certain Anti-Takeover Provisions in our Restated Articles and our Bylaws" for discussions of the limitations on the acquisition of shares of our common stock.


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         Other Characteristics. Holders of our common stock do not have preemptive rights with respect to any additional shares of our common stock which may be issued in the future. Our common stock is not subject to call for redemption.

         Issuance of Additional Shares. In the future, the authorized but unissued and unreserved shares of common stock will be available for general corporate purposes. The purposes include, but are not limited to, possible issuance as stock dividends, in connection with mergers or acquisitions, under a cash dividend reinvestment or stock purchase plan, in a public or private offering, or pursuant to future employee benefit plans. Subject to the rules and regulations of the New York Stock Exchange, generally, no stockholder approval would be required for the issuance of these additional shares, although certain transactions or employee benefit plans may otherwise be required to be approved by our stockholders.

SERIAL PREFERRED STOCK

         None of our authorized shares of serial preferred stock have been issued and the board of directors has no present plans, proposals, arrangements or understandings to issue such shares. Our board of directors is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualification, limitations and restrictions thereof, without prior stockholder approval. If and when issued, the serial preferred stock is likely to rank prior to the common stock as to dividend rights, liquidation preferences or both, and may have full or limited voting rights. The board of directors, without the approval of the holders of our common stock, may issue serial preferred stock with voting and other rights which could adversely affect the voting power of the holders of our common stock.

RESTRICTIONS ON ACQUISITION

         Change in Bank Control Act and Savings Institution Holding Company Provisions of Home Owners' Loan Act

         Federal laws and regulations contain a number of provisions which restrict the acquisition of insured institutions, such as our wholly owned subsidiary, Flagstar Bank (our "Bank"), and us, a savings institution holding company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings institution unless the Office of Thrift Supervision (the "OTS") has been given 60 days' prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the Home Owners' Loan Act provide that no company may acquire control of a savings institution holding company without the prior approval of the OTS.

         Pursuant to applicable regulations, control of a savings institution or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings institution or its holding company or the ability to control the election of a majority of the directors of either entity. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings institution or its


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holding company, where one or more enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or
(iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

         Michigan Anti-Takeover Statutes

         Michigan has enacted several statutes which impose restrictions on our acquisition. Chapter 7A of the MBCA is applicable to us. Subject to certain exceptions, Chapter 7A provides that a corporation shall not engage in any business combination with any "interested stockholder" (as defined below) unless an advisory statement is given by the board of directors and the combination is approved by a vote of at least 90% of the votes of each class of stock entitled to vote and at least two-thirds of the votes of each class of stock entitled to vote other than the voting shares owned by the interested stockholder. However, these statutory requirements do not apply if, prior to the date that an interested stockholder first becomes an interested stockholder, the board of directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MBCA. Furthermore, the voting requirement does not apply to a business combination if: (a) specified fair price criteria are met, as described below; (b) the consideration to be given to the stockholders is in cash or in the form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; (3) the interested stockholder does not receive any financial assistance or tax advantage from the corporation other than proportionally as a stockholder; (4) the interested stockholder does not become the beneficial owner of any additional shares of the corporation; and (5) at least five years have elapsed. An "interested stockholder" is generally defined to mean any person that: (a) is the owner of 10% or more of the outstanding voting stock of such corporation, or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date.

         Chapter 7A's fair price criteria include the following: (a) the aggregate amount of the cash and market value of the noncash consideration to be received by the holders of common stock is at least as much as the higher of (1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, and (2) the market value of stock of the same class or series on the announcement date or on the determination date; and (b) the aggregate amount of the cash and market value of the noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, (2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation,

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dissolution, or winding up of the corporation, and (3) the market value of stock of the same class or series on the announcement date or on the determination date.

         Under certain circumstances, Chapter 7A may make it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a five-year period, although the stockholders may elect that we not be governed by this section, upon the affirmative vote of 90% of the outstanding voting shares and two-thirds of the shares not owned by the interested stockholder. Our stockholders have taken no action to exclude us from restrictions imposed under Chapter 7A of the MBCA and our Restated Articles include these provisions by reference. It is anticipated that the provisions of Chapter 7A may encourage companies interested in acquiring us to negotiate in advance with the board of directors.

         We are also subject to Chapter 7B of the MBCA. Subject to certain exceptions, Chapter 7B provides that once a person proposes to make or makes a "control share acquisition" and delivers an acquiring person statement to the corporation, the stockholders must vote on whether the control shares may exercise voting rights. Such rights are granted only by resolution approved by both (a) a majority of the votes cast by holders entitled to vote and a majority of any class entitled to vote, and (b) a majority of the votes cast and a majority of any class entitled to vote excluding the interested shares.

         "Control shares" means shares which, if voted, would have voting power when added together with all other shares a person either owns or as to which such person directs the exercise of, within the following ranges: (a) at least 20% but less than 33-1/3% of all voting power; (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority of all voting power. An acquisition of shares is not considered a control share acquisition under certain circumstances, including where the acquisition is part of a merger or share exchange if the corporation is a party to the agreement of merger or share exchange.

         If authorized by the corporation's articles of incorporation or bylaws:
(i) control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the corporation at any time more than 60 days after the end of the control share acquisition at "fair value" (as defined below); and (ii) control shares acquired in a control share acquisition which are not accorded full voting rights may be redeemed by the corporation at "fair value." Unless provided otherwise in the corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the stockholders of the corporation, other than the acquiring person, have dissenters' rights. "Fair value" is defined as a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

         Under certain circumstances, Chapter 7B may make it more difficult for an "acquiring person" to exercise control over a corporation due to the limitations placed on that person's ability to vote the control shares, although the corporation may, before any such control share acquisition, elect not to be governed by this chapter by adopting an amendment to the corporation's articles of incorporation or bylaws. Our Restated Articles and Bylaws do not exclude us from the provisions of Chapter 7B of the MBCA and our Restated Articles incorporate its current provisions by reference. Our Restated Articles also include provisions




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authorizing a forced redemption of control shares under certain circumstances as specified by Chapter 7B. It is anticipated that the provisions of Chapter 7B may encourage acquiring persons interested in obtaining control over us to negotiate in advance with the board of directors.

CERTAIN ANTI-TAKEOVER PROVISIONS IN THE RESTATED ARTICLES AND BYLAWS

         The following discussion is a general summary of certain provisions of our Restated Articles and Bylaws which may be deemed to have an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to our Restated Articles and Bylaws, which are incorporated herein by reference.

         In addition to discouraging a takeover attempt which a majority of our stockholders might determine to be in their best interest or in which our stockholders might receive a premium over the current market prices for their shares, the effect of these provisions may render the removal of management more difficult. It is thus possible that incumbent officers and directors might be able to retain their positions (at least until their term of office expires) even though a majority of the stockholders desire a change.

         Classified Board of Directors

         Article X of our Restated Articles provides that the board of directors is to be divided into three classes which shall be as nearly equal in number as possible. Under Article X, the directors in each class serve for terms of three years and until their respective successors are elected and qualified, with approximately one-third of the directors elected each year. Article XI provides that a director may be removed only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote and only for cause.

         A classified board of directors could make it more difficult for stockholders to change a majority, whereas a majority of a nonclassified board could be changed in one year. In the absence of the provisions of our Restated Articles classifying the board of directors, all of the directors would be elected each year.

         Our management believes that the staggered election of directors tends to promote continuity of management because only one-third of the board of directors are subject to election each year. Staggered terms help to ensure that, at any one time, approximately two-thirds of the board of directors will be comprised of persons who have at least one year's experience as our directors. In addition, the use of staggered terms moderates the pace of changes in the board of directors by extending the minimum time required to elect a majority of directors from one to two years.

         Availability of Serial Preferred Stock

         Our Restated Articles authorize the issuance of up to 10,000,000 shares of serial preferred stock, which may be issued with rights and preferences that could impede an acquisition. This preferred stock, which we have yet to issue, together with authorized but unissued shares of common stock, could also represent additional capital stock required to be purchased by an acquirer.


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         Advance Notice Requirement for Nominations

         Article VIII of our Restated Articles provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to our Secretary not fewer than 30 or more than 60 days in advance of the meeting. Management believes that it is in our and our stockholders' best interests to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

         Size of Board of Directors; Filling of Vacancies

         Article X of our Restated Articles provides that the number of our directors (exclusive of directors, if any, to be elected by the holders of any to-be-issued shares of preferred stock) should not be fewer than seven or more than 11 as shall be provided from time to time in accordance with our Bylaws. Additionally, the power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in our board of directors. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of us through an increase in the number of our directors and election of his, her or its, nominees to fill the newly created vacancies.

         Amendment of Bylaws

         Article XVII of our Restated Articles provides that our Bylaws may be amended by the affirmative vote of either two-thirds of our board of directors or the holders of at least 80% of the outstanding shares of our stock entitled to vote generally in the election of directors. Absent this provision, the MBCA provides that a corporation's bylaws may be amended by the holders of a majority of the voting power of the corporation present and entitled to vote at a duly held meeting. Our Bylaws contain numerous provisions concerning its governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in our Bylaws and to reduce the authority of our board of directors or impede its ability to manage the company, this provision of our Restated Articles could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

         Amendment of Articles

         Article XVIII of our Restated Articles provides that specified provisions contained in our Restated Articles may not be repealed or amended except by an affirmative vote of at least 80% of the outstanding shares of our stock entitled to vote generally in the election of directors; provided, however, that such provisions may be repealed or amended upon a majority of

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stockholder vote if first approved by a majority of the continuing Directors, as defined in Article XVIII. This requirement exceeds the majority vote of stockholders present and entitled to vote that would otherwise be required by the MBCA for the repeal or amendment of a provision of our Restated Articles.
The specific provisions for which an 80% vote is required by Article XVIII are
(i) Article VII providing for withholding of cumulative voting in the election of directors; (ii) Article VIII requiring written notice to us of nominations for the election of directors and new business proposals, quorum requirements and the calling of special meetings; (iii) Article IX eliminating the power of stockholders to act by written consent without a meeting; (iv) Article X governing the number of our board of directors, the filling of vacancies on our board of directors and classified terms of our board of directors; (v) Article
XI governing the removal of directors; (vi) Article XII providing for the indemnification of our directors, officers, employees and agents; (vii) Article XIII pertaining to the elimination of the liability of our directors to Flagstar and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty; (viii) Article XV providing for the applicability to us of
Section 7A of the MBCA, which restricts business combinations involving us and "interested stockholders"; (ix) Article XVI providing for the applicability to us of Section 7B of the MBCA, which eliminates voting rights of persons who hold 20%, 33-1/3% and a majority of all outstanding shares of common stock unless stockholder approval is received at each such level; and (x) Article XVII and
Article XIX governing the required stockholder vote for amending our Bylaws and Restated Articles. See "Restrictions on Acquisition--Michigan Anti-Takeover Statutes."

         Benefit Plans

         In addition to the provisions of our Restated Articles and Bylaws described above, certain of our and the Bank's benefit plans contain provisions that also may discourage hostile takeover attempts which our board of directors and the Bank might conclude are not in our, our Bank's or our stockholders' best interests.

ITEM 2.           EXHIBITS


         The following exhibits have been filed with the Securities and Exchange
Commission:

         1. Restated Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1, Registration Statement No. 333-21621.

         2.       Bylaws of the Registrant, incorporated by reference to Exhibit
                  3.2 of the Registration Statement on Form S-1, Registration Statement No. 333-21621.

         3.       Form of Stock Certificate, incorporated by reference to
                  Exhibit 4 of the Registration Statement on Form S-1, Registration Statement No. 333-21621.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Flagstar Bancorp, Inc.

                                By:      /s/ Thomas J. Hammond
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                                Name:  Thomas J. Hammond
                                Title:  Chairman and Chief Executive Officer

Dated:  June 28, 2001